SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JANUARY 2007

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.          Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______________

Future Business and Management Plans (Fair Disclosure)
Forward-Looking Statement Disclaimer
SIGNATURES

Future Business and Management Plans (Fair Disclosure)
*The information provided below concern future plans and may be subject to change.

1. Matters covered by future plans			1. 2007 guidance

2. Return of profits to shareholders

2. Major items and timetables		Purpose	Maximize value to shareholders

		Details	1. 2007 guidance:

• Revenue target: Won 11 trillion

• CapEx: Won 1.55 trillion (including Won 610 billion of HSDPA-related investments)

• Wireless Internet revenues as a percentage of total revenues: 29.5%

• Market share: maintain over 50%

2. Return of profits to shareholders:

• Similar to 2006 levels: current plans include Won 8,000 dividend per share and Won 200 billion stock buy-back.

		Timetable	—

		Expected investment amount	—

		Expected effect	—

3. Risk factors			—

4. Date of the resolution of the Board of Directors			—

5. Prior disclosure of information		Information provider	SK Telecom IR Department

		Audience	Investment analysts and institutional investors

		Date of disclosure	10:00 a.m., January 24, 2007

		Event (place)	Conference call on 2006 year-end results (SK Telecom headquarters conference room)

6. Contacts		Responsible officer	Tae Jin Park, Head of IR Department

	(telep	hone number)	(6100-2400)

		Primary contact	Jinmo Kim, Manager, IR Department

		(telephone number)	(6100-1620)

		Relevant department	IR Department

Forward-Looking Statement Disclaimer
The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)
By: /s/ Tae Jin Park
(Signature)
Name: Tae Jin Park Title: Vice President

Date: January 29, 2007